UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated April 27, 2016

Commission File Number: 1-15018

Fibria Celulose S.A.

Fidêncio Ramos, 302 — 3rd and (part of) 4th floors

Edifício Vila Olímpia, Torre B, Bairro Vila Olímpia

04551-010, São Paulo, SP, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒             Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐             No:  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐             No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐            No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

April 27th, 2016 Conference Call – 1Q16

2 Disclaimer The information contained in this presentation may include statements which constitute forward-looking statements, as defined by Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve a certain degree of risk uncertainty with respect to business, financial, trend, strategy and other forecasts, and are based on assumptions, data or methods that, although considered reasonable by the company at the time, may be incorrect or imprecise, or may not be possible to realize. The company gives no assurance that expectations disclosed in this presentation will be confirmed. Prospective investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements, due to a variety of factors, including, but not limited to, the risks of international business and other risks referred to in the company’s filings with the CVM and SEC. The company does not undertake, and specifically disclaims any obligation to update any forward-looking statements, which are valid only for the date on which they are made.

3 Agenda Horizonte 2 project Key highlights Pulp market 1Q16 results Cash production cost Indebtedness Net results 1Q16 Free cash flow ROE and ROIC 4 5 6 7 9 10 11 12 8

Horizonte 2 Project 4 Main progress 1Q16: Beginning of the recovery boiler assembly; Beginning of the 100% automated seedling nursery assembly; Hiring and training of profissionals for the industrial operations. Actual Capex (R$ million) 2015 1Q16 Total 292 918 1,210

Key Highlights

Operational Results	• 1Q16: Net revenue: R$2,395 million | EBITDA: R$1,254 million | EBITDA margin: 52% | FCF[1]: R$615 million • LTM: Net revenue: record of R$10,478 million | EBITDA: record of R$5,584 million | EBITDA margin: 53% | FCF[2]: record of R$3,096 million
Pulp Market	• Hardwood pulp operating rate[3] reached 78% in January, the lowest level since July 2011 • Anticipation of maintenance downtimes by pulp producers • Spread increase between softwood and hardwood
Financial Performance	• Net debt of US$2.9 billion • Leverage in US$ at 1.86x, below financial policy limits • Investment Grade rating with stable outlook affirmed by Fitch and S&P

(1) Not considering the capex related to Horizonte 2 project.
(2) Not considering dividend payments, capex related to Horizonte 2 project and land deal in December 2015.
(3) Source: PPPC Global 100 report – February/2016

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Pulp Market 6 (1) Source: PPPC Global 100 – February/2016 BHKP Sales – 2M16 vs. 2M15(1) Operating Rate (shipments to capacity) – Hardwood (1) BHKP Downtimes - 2016(1) (1) Source: ABTCP and Fibria NBSK vs. BHKP – Prices and Spread (1) (1) Source: FOEX – Europe (in US$) (1) Source: PPPC Global 100 – February/2016 94% 70% 75% 80% 85% 90% 95% 100% 105% Jan-13 Mar-13 May-13 Jul-13 Sep-13 Nov-13 Jan-14 Mar-14 May-14 Jul-14 Sep-14 Nov-14 Jan-15 Mar-15 May-15 Jul-15 Sep-15 Nov-15 Jan-16 Min. = 78% 1Q16 2Q16 3Q16 4Q16 (501) (122) (43) (666) Anticipated Downtimes Maintenance Downtimes ( Brazil and abroad ) Unexpected Downtimes Total Downtimes 10 20 30 40 50 60 70 80 90 100 650 700 750 800 850 Oct-15 Nov-15 Dec-15 Jan-16 Feb-16 Mar-16 Apr-16 Spread BHKP NBSK +128kt +40kt +84kt - 7kt +11kt -1% 0% 1% 2% 3% 4% 5% 6% 7% 8% 9% Global North America Western Europe China Others

1Q16 Results 7 EBITDA (R$ million) and EBITDA Margin (%) – FX Sensitivity EBITDA (R$ million) EBITDA Margin Average FX (R$/USD) Average Net Price (USD/t) Pulp Production and Sales (000 t) Pulp Net Revenues (R$ million) Sales vs. Production 2.00 2.37 2.87 3.90 Average FX 1.007 1.157 1.551 1.623 1.254 1Q15 2Q15 3Q15 4Q15 1Q16 50% 50% 56% 54% 52% 559 581 600 589 536 2.87 3.07 3.54 3.84 3.90 1.432 1.622 1.975 2.372 1Q13 1Q14 1Q15 1Q16 94% 93% 95% 94% 1.263 1.277 1.291 1.203 1.186 1.188 1.229 1.136 1Q13 1Q14 1Q15 1Q16 Production Sales

Cash Production Cost (R$/t) – 1Q16 8 LTM Average FX: 36% Inflation (IPCA): 9.4% Management initiatives gains partially offset the inflation impact US$ 199/t US$ 160/t

Indebtdeness 9 Net Debt/EBITDA (US$) Liquidity(1) and Debt Amortization Schedule (US$ million) Gross Debt (Million) and Profile Net Debt/EBITDA (R$) Net Debt (Million) and Leverage (1) Not including US$137 million related to MtM of hedging transactions. Average Tenor (months) Average Cost of Debt in US$ (% p.a.) Interest (US$ million) (1) Considering the portion of debt in reais fully adjusted by the market swap curves at the end of each period. 2.88 2.06 1.85 2.30 1.78 1.86 8.991 11.015 10.309 2.803 2.821 2.897 Mar./15 Dec./15 Mar./16 R$ US$ 4.3 3.3 3.4 471 519 990 177 289 492 816 305 506 27 12 607 Liquidity 2016 2017 2018 2019 2020 2021 2022 2023 2024 Pre-payment BNDES ECN ACC/ACE Voto IV Bonds ARC and Others Cash o n hand Revolver 9.352 12.744 11.498 2.915 3.264 3.231 Mar./15 Dec./15 Mar./16 R$ US$ 54 51 50 35 38 39

Net Results (R$ million) – 1Q16 10 (1) Excluding the non-recurring effects, the 1Q16 net income would have been R$293 million. 1,254 978 870 282 (93) (443) (734) (158) Adjusted EBITDA FX Debt MtM Hedge Net Interest Deprec., amortiz.and depletion Taxes Others Net Income Non - recurring effects (1) Includes other Exchange rate/ monetary variations , other financial income / expenses and other operating income / expenses . ? ? deferred current

Free Cash Flow – FCF 11 FCF LTM (R$ million) (2) FCF Evolution FCL(1) (R$ million) and Average FX (3) FCF yield (4) in BRL = 13.3% in US$ = 10.9% Average FX 3.07 3.54 3.84 3.90 Not considering dividend payments, capex related to the Horizonte 2 Project and the land acquisition in December 2015. Not considering dividend payments. Includes other financial results. Considering the market cap. on March 31, 2015 corresponding to R$23.3 billion (US$7.3 billion). 493 1,122 866 615 2Q15 3Q15 4Q15 1Q16 5,584 3,096 1,445 (1,788) (280) (336) (73) (12) (1,651) Adjusted EBITDA Capex (ex-H2 project & land deal) Net Interest Working Capital Taxes Others FCF (ex-H2 project & land deal) Capex H2 & land deal FCF

ROE and ROIC (R$) 12 AverageFX (R$/US$) 1.95 2.16 2.35 3.33 3.59 1.95 2.16 2.35 3.33 3.59 Average Net Price (US$) 581 610 561 586 576 581 610 561 586 576 ROE = Adjusted EBIT(1)/ Equity before IAS 41(2) ROIC = Adjusted EBIT(3)/ Invested Capital before IAS 41(2) Adjusted EBITDA – Capex (excluding Horizonte 2 project and land acquisition in December/2015) – Net Interest – Taxes International accounting standards for biological assets. Adjusted EBITDA – Capex (excluding Horizonte 2 project and land acquisition in December/2015) – Taxes AverageFX (R$/US$) Average Net Price (US$) 3.4% 5.7% 6.2% 25.1% 25.3% 2012 2013 2014 2015 1Q16 6.9% 9.2% 8.0% 22.8% 23.4% 2012 2013 2014 2015 1Q16

13 Investor Relations: Website: www.fibria.com.br/ri E-mail: ir@fibria.com.br Phone: +55 11 2138-4565

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 27, 2016
Fibria Celulose S.A.

	By:	/s/ Guilherme Perboyre Cavalcanti
	Name:	Guilherme Perboyre Cavalcanti
	Title:	CFO and IRO

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